Filed by Dynamix Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Dynamix Corporation

Commission File No.: 001-42414

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following communication was posted by Andrejka Bernatova, Chief Executive Office of SPAC her X account on October 22, 2025:

The above referenced communication reposts the below communication SPAC posted on its X account on September 29, 2025:

The above-mentioned re-posted communication a podcast interview of Andrejka Bernatova, Chief Executive Officer of SPAC, with Nicholas Clayton of SPAC Insider that was released on September 24, 2025. A transcript of the podcast (the “Podcast Transcript”) is available below. All statements in the Podcast Transcript were made as of September 24, 2025 and have not been updated to reflect subsequent events:

Intro:

This week, we sit down with Dynamix Corporation (NASDAQ:ETHM) CEO and Chair Andrejka Bernatova, who is about to list her third SPAC in the past four years with one business combination already completed and another pending. She tells us how it has been quite the ride through the last two SPAC cycles and where she thinks SPACs at times went wrong during the last one. Right now, she is focused on completing Dynamix’s combination with crypto treasury firm The Ether Machine. She explains why her team zeroed in on Ethereum as the cryptocurrency with the most promise and how that vision was informed by her team’s history of dealmaking in the oil and gas space. How will these crypto treasury plays continue to differentiate as they become more numerous? And, what opportunities does she see around the bend for Dynamix III?

Nick Clayton

so Andrejka, you know, now moving into your third SPAC, maybe you could just walk me through a bit of your own journey before becoming a serial SPAC sponsor. You know, now that you have one deal completed, one pending and a new SPAC on file for IPO.

Andrejka 07:36

Thanks, Nick. Well, my you know, past over two decades of my journey really has been mostly as a operator and an investor. So that’s really what I’m first. And I always, by the way, keep that those hats in the SPAC format. So I really wouldn’t, although I, you know, we have filed our third vehicle. Now I still consider myself most as an operating investor. You know, starting my career in Western banking I was at Credit Suisse and Morgan Stanley in New York and Houston. And there I covered mostly energy and infrastructure and power related deals. And then I was an investor at a Blackstone in New York, investing globally. And I was also an investor at the Mubadala Development Company, which is some of the sovereign wealth funds based in Abu Dhabi. And the last decade before starting our Dynamics platform, I was an operator CFO and CEO a number of different businesses. Started some from scratch. Some of them joined at the next phase of growth, just as where they were getting ready to either go public or sell. So, you know, my hat that I have on now, you know, for my SPAC seed Nick is really, I always put myself in the seats of the operator. And would I do that deal is that a company that should go public and can be a high quality public business going forward, which I think is instrumental, and we can chat about it more, but I think that view and that approach is paramount in terms of making sure that you drive actually a successful de SPAC deal with a business that can be successful in years to come.

Nick Clayton 09:19

your first back IPO in 2021, and ultimately closed its combination with zero energy in 2024 I imagine that was quite a trip to the highs and lows of the previous SPAC cycle. Just, you know, given from the beginning to the end there. Just what did you take away from those years, given that you had those highs and lows there?

Andrejka 09:36

Yeah, so back in 2021 you know, there were about 1000s SPACs outstanding at that time. So it was definitely a, you know, challenging environment. And obviously went from the highs when there were, you know, a few very successful de-SPACs at that time, and some of the sort of technology and renewable spaces, and then you sort of went through kind of the, you know, the reality check. But, you know, our first back, we were actually backed by a private equity fund that, you know, you’ve had a really good relationship with, and so there was a little bit of a different experience when you’re a part of a, you know, another institution. Our last back was sort of, who is, who were our backers on the risk capital side, you know, in the industries and that we were targeting, and so a fundamental, very different structure. But, you know, a lot of lessons learned, and some of them Nick is, you know, we so taking a step back first. And this is going to sound probably, maybe controversial negative, but I do come from Europe. So Europeans are generally a little realistic. But you know, we fundamentally believe that, well, it’s not like we believe it’s factually based, most SPACs don’t work. So, you know, the SPAC product doesn’t work most of the time. The way I describe a SPAC product to folks who you know don’t understand it. I know your viewers do, but you know, it’s wildly misused in the same way that you can misuse debt, right? So leverage is an extremely powerful, you know, piece of balance sheet structure that can really supercharge your business and make it much more efficient if it’s not used well, it’s obviously going to run your business to the ground. This is the same for SPACs. So I think that is an extremely powerful tool if it’s used the right way. Most of the time it’s not used the right way. And so the only time that we believe SPAC actually works, and those are kind of the lessons learned that we had from the first, you know, from our first experience, is the only time it does work is that you are actually merging with a company that should be public in the first place, not with a company that went through a seed round, not with a company went through, you know, very initial rounds of funding, and may or may not have a market, and may or may not have a product one day, or may or may not have even revenues one day. You have to really be very thoughtful. Is this company a truly business that should be public in the first place? And then the second piece that’s paramount, is, uh, is there appetite for the industry where the company is in? So you know, if I am pitching you an industry that’s completely out of favor at that time, obviously that doesn’t work. So if you have the right business in an industry where investors have appetite to invest in and emerge them together. That’s where it works. And obviously there are, you know, other components into sort of the secret sauce, but those are kind of the two main components that we always go back to again with having that operator mindset on, not having a financial structuring mindset on. So that’s what, that’s probably the biggest learning, sort of takeaway from our past. You know, almost five years of our SPAC journey, you have to be incredibly disciplined. Most teams don’t do that, and that’s how you end up in trouble.

Nick Clayton 13:12

Yeah, well, and speaking about, you know, meeting the market where it is, in terms of its own appetites. You know, flash forward to 2025. Dynamix now has announced a combination with The Ether Machine, the first SPAC treasury deal to jump into Ethereum. And so there’s a lot to get into this deal. But first, you know, why was this the opportunity that first came up and got you to the vendor agreement?

Andrejka 13:35

So, you know, it was a opportunistic, you know, merger. So we are by sort of training, energy and infrastructure, you know, sort of led team. There are a lot of similarities, actually, that we saw in the digital asset space and infrastructure space. Mean, you know, number one, it is a capital heavy space. This is not a software company where you invest 20 million and it’s going to translate into $100 billion business. So that’s, you know, one of the underlying similarities. The second one, there’s obviously a heavy technological component. The third one, you have to have a team that actually has they’ll know what they are doing, experienced team that really knows how to build businesses and run public businesses again, you know, very similar to the energy and infrastructure space. But what really was an interesting from our perspective, you know, looking at the crypto space, or digital asset space, was, you know, the way that that industry is gonna is changing, and will even farther change our life. You know, I know we speak about this as a sort of the new internet. And when you kind of take a look back, I actually watched the old interview that David Letterman did with Bill Gates in, I think, 1995 and, you know, David Letterman says, Hey, Bill, you know, what is this internet thing? You know, you’re going to be sharing information. I mean, we have news and we have radio and we have TV, and we already sharing information. You know, I don’t know why you would need to go and, you know, type in something and share information. We already have that. And so, you know, fast forward, obviously, to today. It’s probably, you know, one of the, if not the biggest invention of our, you know, the past few generations, or certainly our generation. So that’s the same way that, you know when, when we were evaluating The Ether Machine deal, we believe it’s in an industry that’s going to be, you know, transformational at a scale that we honestly cannot even comprehend today, right? So it will really affect your life. My life of institutions, life of my dad was a car mechanic in the Czech Republic, just fundamentally the way we think about trust, and not only the way we transact, but the way our life is structured, from, you know, healthcare to, you know, going shopping, to mortgaging a house, to renting a car. You know, all that is going to be highly influenced by the digital asset space to a point where we are going to look back. I don’t know whether it’s five years or 10 years or whatever the timeframe is, but we are going to look back and think back and say, why did we use Why did we have, like, paper contracts? Why did we, you know, well, certainly, why, why did we use credit cards? Wasn’t that crazy how we used, you know, paper to transact, you know, and have dollars and euros and all that. So that was sort of the first, you know, for us to educate ourselves in the market, and overall, kind of a scale and growth of the market. But, you know, the second obviously, and that was a big driving point, you know, for around, wrapping our head around the theme, was the Genius Act. And obviously the impact is that it has some stable coins, almost paramount. And then, as a sort of consequence, or in addition to that, the fact that large institutions are now embracing, you know, Blockchain as stable coins, as part of their, you know, asset base, and the way they transact, you know, guys like JP Morgan, you know, where Jamie Dimon was very much against sort of crypto for a long time, BlackRock, Deutsche Bank, you know, Robin Hood. So it’s not only a regulatory, it’s not only market, it’s not only regulatory, but it’s also institutional, you know, sort of embracement of the space. And then obviously the second piece, and this is how we evaluate everybody. So obviously, a team that has been doing this for a decade. Those are, you know, sort of the founding fathers of the of the Ethereum space and that was very important for us. We want to have a strong team that can run a strong business going forward in a public arena, very different from a private space. You know, Andrew keys, the Chairman, Chairman and co-founder of The Ether Machine, is contributing 150,000 of ether into the you know, business. And so that shows an incredibly high level of conviction, and that was really, you know, important for our decision making and it shows alignment with public investors, right? If somebody has such a large stake in the company, they don’t want to do something that is essentially killing their own business. On the contrary, they want to do something that’s going to really make the business a success. So, you know, strong space, strong management team, very strong alignment. And I would say from a management team perspective, you know, and this could be interesting nuance that maybe some of your listeners may not be familiar with, but when you look at some of the other, you know, digital asset companies that have been public recently. You know, there are different ways that you can go about it. Obviously, we are going about it the de-SPAC manner, meaning they wanted to just run a very clean business that doesn’t have liabilities. You know, some of the other structures are not as clean, and you may end up with liabilities of some of those vintage businesses, and also a lot of the times, or sometimes you are seeing teams that are not fully dedicated to the business, right? They have other things. They do this as a part time. And so The Ether Machine is a different case. This is a fully dedicated team to The Ether Machine, which is, you know, incredibly important to do all the stuff in house, not outsource and really create in house value.

Nick Clayton 19:51

Yeah, I’m really interested in your process there, just because you obviously we saw, as you’re mentioning, all of these kind of companies that have some sort of a legacy business that they’re publicly traded and therefore, and then start a treasury strategy internally. And then you had the beginning of the summer, a few SPAC deals with Bitcoin Treasury companies. And it, you know, as you were the first to focus on Ethereum as a currency, and kind of going in that different direction. I’m just curious, how early in your process did you identify Ethereum as being kind of the opportunity you really wanted to approach it with that.

Andrejka 20:27

Again, we come from the energy and infrastructure, space, Nick and so, you know, we are used to productive assets, right, creating, getting something out of the ground that actually creates value. And that’s a connectivity that, you know, energy has to another connectivity that energy has specifically to Ethereum. So Bitcoin obviously holds value, and it has its space in the world. But, you know, we like the fact that Ethereum is actually much more than just value storage. I mean, is a productive asset, one. It has a sort of this, you know, bilateral, contractual component. That’s very unique, and that’s where we, you know, think is going to be the sort of groundbreaking value, or a large scale value, for everybody in the world in the next, you know, decades to come. And then the second you can actually, you know, stake it, restake it, etc. And so it’s actually a yielding, productive assets from that perspective. And so when we took a step back, you know, we decided that is the two components we like about the Ethereum ecosystem in the first place. And the second was, you know, at we kind of look at it similarly to how we would look at, let’s say, an oil and gas company, right? So as a investor, you have multiple ways to play the Ethereum space, let’s say, right, as you do to play the oil and gas space. So you can either buy a barrel of oil or you can buy eth, right? That’s kind of passive. They are just owning the assets. You can buy, obviously ETFs. And you know, there are limitations on the ETF side as well, on the crypto side, or you can buy the actual business, and the business should provide more value than the actual asset or passive investments, right? And so the business should produce more Chevron, or Exxon Mobil, is actually producing more value than just a barrel of oil. They extract it, they move it, they distribute it, they sell it, and there’s a whole value chain. It’s similar to what Andrew keys and the team is doing on their side is, you know, obviously it’s not just a treasury business, right? It’s not just acquisition of eth. It’s acquiring eth is staking. It is taking in the right way. It’s restaking. It is, you know, playing a major role in the whole ecosystem of Ethereum. There are a lot of other pieces of the puzzle that come to play there. And so it is just much more than, you know, sort of passively acquiring asset or owning an asset.

Nick Clayton 48:12

Okay, let’s say you’re an investor and you, you’re looking to get exposure into this space, but you know, you, you probably want to stick with the same platform you have or whatever, and just sort of like, what is the kind of the real, tangible benefit here of investing into The Ether Machine, rather than kind of sorting your way into crypto and some other fashion?

Andrejka 48:32

Yeah, I think, you know, the interesting thing, Nick and I, you know, I personally am coming into the space, you know, into the digital asset space, you know, without that decade of experience, right? What’s been an interesting and eye opening exercise for us is seeing the opportunity for investors who have their, you know, Fidelity account or Robinhood account, who are investing into stocks actually having the ability to invest into a company that then gives you exposure to that cryptocurrency without having to own the currency, you know, in kind, right? And so that’s why I think it’s a really exciting time, in general, in the digital asset space, is this is really the first time it’ll take away MicroStrategy. And Michael Cera has done a tremendous job in the Bitcoin space, both as a you know, enabler to scale the Bitcoin space to a level that is, you know, incredible. And a lot of, I think, lessons learned from what he’s done in a you know, pristine manner. But I think that what’s really exciting about the time we live in now is for regular investors to have access, you know, retail investors, institutional investors, to have access to the whether it’s eth in our case, or, you know, if people have other preferences, other currencies to companies that have that exposure, but do it in a manner that’s something that you’re familiar with and very easily executable, and having sort of the currencies in the hands of people who are experts at that right? So again, similar to oil and gas, do you really want to own a bottle of oil and gas, of oil, or do you want to actually own Exxon, right? It gives you that, which gives you that some exposure and hopefully enhanced manner. But I do think the other piece that you know, where we are a responsibility, partially, where we are in the capital market space for digital assets is, you know, sometimes you get into industries, and I will say oil and gas has certainly lived through its time where, you know, you are just sort of in a little bit of an echo chamber, right? So you’re just dealing with people who are experts in the industry, and you don’t even realize it. And so I think it’s a really important piece of, you know, The Ether Machine journey and journey of other companies and us to educate the broader audience, you’d be really shocked. How many institutions, how many ultra large family offices, how many, like individuals, have no idea what’s what staking means, very basic, right?

And so, like we should, we need to start from the beginning, you know, and sort of explain the industry in a way where everybody can understand it. Because if people don’t understand it, and you get into this echo chamber of, you know, very technology heavy conversations, then you are not going to bring the customers, and then you are not going to bring the investors, either. So we are in a very early stages, and I would say, let’s really take the opportunity to educate, you know, the broader audiences versus kind of being in this echo chamber here?

Nick Clayton 23:05

Yeah definitely, and something that struck me as well with some of the other as you were mentioning there, kind of the Bitcoin Treasury transactions of various forms that were happening in the first half of the year, most of them were not saying that they were going to do anything in particular other than hoping that their assets were going to appreciate, and you’re working on various different ways of increasing value and but it’s also, as you touched upon, Ethereum has a very different place in the crypto marketplace than Bitcoin in terms of the way that it’s used and the way that it powers other platforms. Can you just get a bit more into that? And also, you know, some of those other dynamic differences between Bitcoin and Ethereum.

Andrejka 23:47

Bitcoin is value storage, right? So you are basically creating a seamless, more seamless transaction. Obviously, there’s this finite amount, and on the ether side, you can actually, you know, structure bilateral contracts, whether it’s on the institutional level or, you know, at some point, at a, you know, bilateral sort of level, with you and I. And essentially, the easy way to think about it from our sort of daily lifestyle perspective. Nick is, you know, you go to, let’s say, a restaurant, and then you order, you know, you plan to order a bunch of food and drinks. So you just open the tab at the beginning and you and you know, you order a lemonade, and then you order appetizer and main meal and desserts. And, you know, you can essentially, basically structure it in a very seamless manner, and then you ultimately pay for the bill at the end. And then you can structure it in a way that, hey, I’m going to come every Wednesday. So every Wednesday I’m just going to kind of have all this stuff deducted, you know. So it’s just a series, and you don’t realize, and this is just a very simple, you know, example, but we don’t realize that our lives are basically daily lives are just hundreds of different contracts. Are you paying your gardening person, or you are, you know, structuring your last will? Or you go to a doctor, you go to a different kind of a doctor, and so you can disseminate different kind of information to different people. And so basically, you know, every single day you’re just going to be have a seamless day, because you’re going to have all these bilateral contracts that are just much more easy. It creates more fluidity, but also faster transactional time, right?

Nick Clayton 25:39

Yeah, totally. And, you know, and looking at the transaction itself, you know, the crypto space, in terms of just looking at SPAC transactions broadly over the year, I mean, they seem to have almost single handedly reinvigorated the pipe market in SPACs. And so what has demand been like in terms of discussions while you were putting this together and sort of getting, you know, investment demand, getting into the pipe, and how is that sentiment evolved as the kind of the summer has gone on.

Andrejka 26:06

You know, the appetite is obviously strong, just given by the pricing and the quantum that we raised. You know, I would say, as any other space Nick, when you look at the sort of digital asset space you are going to have, I don’t want to say winners and losers, but you’re going to have stronger, or less strong performers. And so I think that it’s we are starting to enter the time when you are, you know, having investors probably differentiate. You know, do I want to go for XYZ company or another business? I think the differentiation is important, and it’s a natural way it happens in another space. So if you are, you know, bigger, if you are experienced, if you have differentiated strategy, again, not just buying, you know, a currency, but actually doing something more than that, you should, you know, there’s, obviously, there should be differentiation for that capital so, kind of broadly, when we look at the space, and again, when we compare it to, you know, let’s say the energy space right over the past two decades is a lot of translatability from other industries that are starting to play out in the digital asset space. So I think the differentiation is where, you know, we are starting to see sort of exciting time from, you know, our personal perspective. The second piece, I would say, it’s interesting, because the, you know, the digital asset space has an opportunity now to really expand, not only their customer base. Obviously, you know, they need you and I to actually use the product essentially, but it’s an opportunity to expand the investor group, right? So just like in oil and gas, you sort of had the oil and gas focused investors, but you do need really the large scale, generalist institutional investors to enter the space to really provide the capital fuel that this, you know, extremely, you know, likely large growth arena will need. So that’s where I think the exciting opportunities are, is to bring in, you know, the large scale, global institutional investors to the table and educating and fueling the next face off. You know, capital needs for the for the industry.

Nick Clayton 28:49

And so for The Ethereum Machine itself. Are you still bringing in open to bringing in additional pipe investments? Are you looking at it as like we have what we want, at least through the close.

Andrejka 29:00

Yeah, we so we just brought in an additional investor, Jeff Burns, the founder of Blockchains, that he contributed another 150,000 of ether. So that was valued at that around 650 million. We announced that deal right after Labor Day weekend. So you know, we continue to grow as we go along, and we announced in our press release that we’re looking to close in the fourth quarter of this year.

Nick Clayton 29:32

Great. I found it interesting as well. Another detail in terms of how this transaction was structured, because I think when it comes to a lot of these treasury and crypto plays is investors are going to be very interested in, you know, essentially getting the maximum exposure to the key assets for each share they can. The Ether Machine has, you know, as you’ve mentioned, pipes in both dollars and ether. And the price has gone up for either since some of the you know, as this has gone, I guess. How do you continue to think about that, as you know, as the company goes on beyond close and the way that it can fundraise, and what’s the right mix, and how do you think about that?

Andrejka 30:16

Yeah, I mean, again, the benefit of our structure that we hope is going to actually carry through closing Nick is, you know, Andrew and Jeff and other, you know, some of the other large investors, and obviously Andrew, who is the chairman of the business, they are very much aligned with public investors, right? So they don’t want to oversaturate the business or the, you know, sort of, they want to raise capital at a point where it’s diluted to investors, which we are seeing, you know, in some of the other instances. And so they’re going to be thoughtful about raising capital at the time where it’s actually makes sense for them and the public investors. So that’s another piece of differentiating, and I feel from, you know, some of the other players in the space, and but it’s important to grasp that I you know, so, so we think that they are very obviously aligned with the business, and they’re very aligned with the public investors, which is one of the biggest, you know, for us, was one of the biggest decision makers in the future. I don’t want to overwhelm the market with just 10s of billions of ATM, etc, so I think there are going to be ways that they can continue to really efficiently raise capital at scale, but not at the detriment of diluting investors. Again, we can’t promise anything we, you know, but again, the alignment is there at this point.

Nick Clayton 31:46

Yeah, I’m also interested in this, your philosophy in terms of, because that is a sort of another, you know, bit of differentiation, but also a bit of a spectrum. What we see in the market with some of these companies, in terms of those that are, you know, that aren’t just sitting on the assets, largely as a and hoping that they accrue value. Then you have others that are really connecting them to a suite of financial services. But then there’s a certain partly direction you can go down that line to the point where your financial services are perhaps, you know, diluting the value of your initial assets and, you know, and keeping that balance correct, I guess. What do you see as being, you know, kind of the best balance for The Ethereum Machine and how to think about those issues moving forward?

Andrejka 32:27

Yeah, that’s a great question. And, you know, that’s, again, we’ve been saying this, you know, as a sort of differentiating factor the exposure you will get through The Ether Machine is really exposure to eth, right? So there’s no sort of, you know, plans now to sort of deviate in other directions. They are, you know, being very disciplined about just this is our market. This is what we understand. This will be been doing for a decade, firsthand, you’re one of the biggest players in the Ethereum space. So that’s what we want to focus on. And you’re right, you know, some of the companies across industries tend to, you know, sort of go into other areas. There’s a exciting, shiny thing that I can buy, and then there’s another thing I can product that I can add that has really not much to do with my core business. So, you know, having a pure play, eth exposure is something that you know is important for the management team as they are, you know, continuing to build a business, and that’s what their expertise is.

Nick Clayton 33:39

And so you, as we mentioned at the top, you do have Dynamix III on file to IPO. I imagine already the landscape ahead of you is looking different in a lot of ways than when Dynamix I IPO late last year, even just in the terms of managing your path to IPO. How do you feel like the market sentiment just on this end of the IPO has changed, looking to get your listing going since, you know, say, the end of the last year.

Andrejka 34:10

Yeah, you know, it’s the, I love the American capital market. You know, it always overshoots one direction or the other. It’s some people find it extremely stressful. I actually find it almost, you know, exciting and entertaining, because, you know it’s going to happen. So certainly that’s, you know, last year, the market was not as strong last year this time. And you know, we had really terms that we are very proud of that we came, you know, came out to the market with this year you are seeing, you know, just anecdotally, I have, I have number of phone calls every week, of people calling me and asking me, Hey, I have XYZ bank calling me that I should do a SPAC. And, you know, you kind of figure out the secret sauce, you know, tell me, educate me about SPACs. And, you know, my answer is actually, my real answer is slightly different and less politically correct. I’m not going to say this on this podcast, but, you know, basically it’s a it’s SPACs is an extremely hard thing to execute. In terms of whether it’s harder or easier to do a SPAC, you know, in terms of a de-SPAC is, you know, we view it generally the same way, because we generally look at companies who should be public in the first place. So, you know, you will get more sort of excitement, even on the target level, I expect at some point where, again, the companies, the second 2021, who shouldn’t be public will be looking to potentially go public. So I think what’s really important for sort of this next, you know, vintage of SPACs, or the current vintage of SPACs, is, you know, for investors to be diligent and differentiating. And I know a lot of the times people say you are a repeat SPAC, you know, that makes you somehow, some sort of, like a better, you know, a better SPAC. I actually disagree with that. I think you really need to look under the hood and see, you know, what is the quality of the team, what is the risk? Where is the risk capital coming from? How is the team actually incentivized to do a high quality merger. I think that’s paramount. So look at the incentives. Look at their, you know, background, you know, there are some people have multiple SPACs, and they haven’t done well, you know. So does that really show that you it’s a good SPAC, you know, you had many opportunities right to learn. So have you learned? So I would say really, you know, you had Harry you the other day on your podcast, which I really enjoyed. You know, that’s, you know, it’s, it’s that, here’s the secret sauce, right? Repeatedly, systematically, just looking at doing a good job and creating value for investors. So I think that, you know, let’s differentiate, doesn’t mean if you are a first time SPAC that you are worse. I mean, the likelihood is that you know you have higher you know you’re gonna have to learn more, right? Because just it’s SPAC is such a specific product that anytime that somebody tells me, Oh, I know SPACs, I tell them, Well, you shouldn’t. If you do, then you are really not like doing your job well, or your family is in shambles because it is so specific that you shouldn’t know that, right? And so, so I think that let’s be diligent about, again, not over saturating the market with, you know, new SPACs or SPAC mergers of companies that should not be public in the first place. It goes back to the basics. So scrutinize a team, see how they are positioned, see if this is their side hustle or this is actually what they really devote their time to. You know, we always say we eat what we kill. You know, we are not retired in the Bahamas. We have to create value for investors, plus we are going to be here, you know, as people in business for a long period of time. And so we want to make sure that we don’t, you know, do something that really is going to ruin our reputation and honestly, Nick it’s, I always go to the basics, and I hope that everybody does that, but my duty is to my investors, and it’s both to my risk capital investors and my public investors. And every decision I make, no matter how small it is and the way that we actually did our last bag Dynamix II, technically, everything I did from the beginning the way that I structured, you know, we structured our risk capital group. Who was going to be in the risk capital group. You know, how we are structuring our team, how we are running our process, how we are, you know, who are our advisors, how they are engaged with us. Every single step of the journey was probably more painful, and we created that pain for ourselves, but we did it because we wanted to make sure that it positions us well to deliver value for public and private investors. Simple as that, no.

Nick Clayton 40:18

So now, as you’re looking forward at the market, we’re trying to get Dynamix III out there. I’m not going to ask you to tip your hand on any, any, any favorite areas, too much, but, or lay out all your strategy, but just sort of what excites you about what you’re seeing out of the market in terms of just sectors and some of the broader macro changes that you know, might be welcoming to another deal.

Andrejka 40:44

So our Dynamix III SPAC is on file, and you know, your listeners can review the filing, so I cannot make any comments in relation to Dynamix III. You know, we are like I said. We are energy and infrastructure folks. We have been for the past two decades. And so, you know, our expertise is sort of fueling the, you know, next generation of infrastructure, you know, and consumers from, you know, AI to new industrials, to, know, onshoring, etc. So, you know, those are really interesting industries. Those are industries. There are very serious industries. You know, if you don’t, I always say this to folks, if you, you know, if you don’t do something correctly, people may be hurt or they will die. You know, what we’ve been saying, and we are seeing it firsthand, is, you know, AI, essentially, is fueled by two sectors, or AI growth. And by the way, now what skeptics about AI? I’m already addicted to AI. You know, my kids are and I, you can either embrace it or you can try to fight it. But you know, at the end of the day, we all know it’s probably going to be part of our lives, and to level that we don’t probably even understand, similar to the crypto space. But at the end of the day, the AI growth is being fueled or constrained, depending which way you look at it, by energy and power. And two is the trust level, which is, again, which is coming from the digital assets, right, Ethereum, etc. And so we happen to be in both of those markets, which is very unique, and we, like, you know, being in that direction. So connecting, essentially, you know, the hyperscale growth to both of those, both of those markets. And, you know, we think there are just very tremendous opportunities there, but a lot of hard work and rolling up sleeves and teams that know what they are doing. And, you know, real companies that have real projects, real contracts generate, you know, EBITDA and cash flow, etc. And so, you know, that’s kind of our bread and butter in general. That’s the industry we’ve been in, and it’s just, you know, shifting to fuel different customer base.

The following communication was posted by Andrejka Bernatova, Chief Executive Office of SPAC her X account on October 22, 2025:

The above referenced communication reposts the below communication SPAC posted on its X account on September 23, 2025:

The above-mentioned communications included a clip from a podcast interview of Andrew Keys, Co-Founder & Chairman of Pubco and Andrejka Bernatova, Chief Executive Officer of SPAC, with Jay Hamilton of Milk Road Podcast on September 11, 2025, which was previously disclosed. A link to a podcast containing that interview can be found at https://milkroad.com/podcast/the-most-bullish-ethereum-thesis-you-haven-t-heard-yet-w-the-ether-machine-_DYqzJ9z_1A/

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transactions contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication (or, in the case of the Podcast Transcript, as of September 24, 2025).

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